Travelzoo Inc. 590 Madison Avenue, 21st Floor New York, NY 10022 Phone (212) 521-4200 Fax (212) 521-4230

October 18, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Travelzoo Inc. - Request for Withdrawal Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Commission File No. 333-119700

Ladies and Gentlemen:

Travelzoo Inc., a Delaware corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-119700) filed on October 15, 2004 (“Pre-Effective Amendment No. 1”). Pre-Effective Amendment No. 1 provided for the registration of 750,000 additional shares of common stock to the pending registration. The Company and the prospective selling stockholder have now decided that a separate registration statement should be filed at a later date relating to those additional shares.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-3 in the following manner: “Withdrawal upon request of the registrant, the Commission consenting thereto.”

Please forward copies of the order consenting to the withdrawal of Pre-Effective Amendment No. 1 to Ralph Bartel at Travelzoo Inc., 590 Madison Avenue, 21st Floor, New York, New York 10022, fax 212-521-4230, and to Denis P. McCusker, Bryan Cave LLP, One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102-2750, fax 314-259-8455.

If you have any questions or comments or require further information or documentation, please call Denis P. McCusker of Bryan Cave LLP at 314-259-2455.

Very truly yours,

TRAVELZOO INC.

By:	/s/ LISA SU
Lisa Su Controller and Duly Authorized Officer